Exhibit 12.1

CBL & Associates Properties, Inc.

Computation of Ratios of Earnings to Combined Fixed Charges and Preferred Dividends

(In thousands, except ratios)

	Year Ended December 31,
	2006	2005	2004	2003	2002
Earnings:

Income before discontinued operations, equity in earnings and minority interest in earnings	$438,477	$478,328	$376,102	$395,811	$283,571
Fixed charges less capitalized interest and preferred dividends	257,067	210,914	177,219	154,116	143,125
Distributed income of equity investees	12,372	7,492	8,801	4,150	5,599
Equity in losses of equity investees for which charges arise from guarantees	(461)	(1,020)	—	(39)	(12)
Minority interest in earnings of subsidiaries that have not incurred fixed charges	(4,205)	(3,700)	(3,554)	(2,254)	(1,782)

Total earnings	$697,348	$692,014	$558,568	$551,784	$430,501

Combined fixed charges (1):
Interest expense (2)	$257,067	$210,914	$177,219	$154,116	$143,125
Capitalized interest	11,504	8,715	4,517	5,974	5,593
Preferred dividends	30,568	30,568	18,309	19,633	10,919

Total combined fixed charges	$299,139	$250,197	$200,045	$179,723	$159,637

Ratio of earnings to combined fixed charges and preferred dividends	2.35	2.77	2.79	3.07	2.70

(1)	The interest portion of rental expense is not calculated because the rental expense of the Company is not significant.
(2)	Interest expense includes amortization of capitalized debt expenses and amortization of premiums and discounts.

The Company computes the ratios of earnings to combined fixed charges and preferred stock dividends by dividing earnings by combined fixed charges and preferred stock dividends. For this purpose, earnings consist of pre-tax income from continuing operations before extraordinary items and fixed charges (excluding capitalized interest), adjusted, as applicable, for our proportionate share of earnings of 50 percent-owned affiliates and distributed earnings from less than 50 percent-owned affiliates. Fixed charges consist of interest expense (including interest costs capitalized), amortization of debt costs and the portion of rent expense representing an interest factor.